Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	November 13, 2019

Seabridge Gold Files Third Quarter Report to Shareholders and its
Financial Statements and MD&A

Toronto, Canada… Seabridge Gold (TSX:SEA) (NYSE:SA) reported today that it has filed its Report to Shareholders, Financial Statements and Management’s Discussion and Analysis for the three and nine months ended September 30, 2019 on SEDAR (www.sedar.com). To view the Report on the Company’s website, please see: www.seabridgegold.net/sharefinrep.php.

Recent Highlights

   Drill program commences at Snowstorm, Nevada project
  New gold-copper porphyry target identified at Iskut
  Drill program at KSM targets high-grade gold occurrences near Sulphurets deposit
  Acquisition completed of nearby Goldstorm Project in northern Nevada

During the three-month period ended September 30, 2019 Seabridge posted a net loss of $2.5 million ($0.04 per share) compared to a loss of $2.8 million ($0.05 per share) for the same period last year. During the 3rd quarter, Seabridge invested $10.8 million in mineral interests, compared to $17.2 million during the same period last year. At September 30, 2019, net working capital was $19.1 million compared to $18.0 million at December 31, 2018.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 · Fax: (416) 367-2711
Email: info@seabridgegold.net

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106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net